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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III ✕

SEC FILE NUMBER
8- 015648

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/2021___ AND ENDING___12/31/2021___

                                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Boston Partners Securities, L.L.C.**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

One Beacon Street, 30th FL

(No. and Street)

                                                         02108

(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Kimball   212-908-9728

                                                       (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – *if individual, state last, first, middle name*)

345 Park Avenue, 4th FL	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

RMS

OATH OR AFFIRMATION

I, Michael Kimball _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Boston Partners Securities, L.L.C. _____ , as
of December 31 _____ , 20 21 ____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

CELINES MATOS
NOTARY PUBLIC OF NEW JERSEY
Commission # 50140372
My Commission Expires 10/14/2025

_____
Chief Financial Officer

_____
Notary Public

Title

Sworn to and subscribed
before me this
29 day of Mar, 2022

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Based upon the Division of Trading and Markets Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19 Concerns and the difficulties arising from Covid 19, Boston Partners Securities, L.L.C is making this filing without a notarization.

STATEMENT OF FINANCIAL CONDITION

Boston Partners Securities, L.L.C. (a Limited Liability Company)

As of December 31, 2021

(SEC I.D. No.8-15648)

Boston Partners Securities, L.L.C.
(a Limited Liability Company)

Statement of Financial Condition

December 31, 2021

Contents

Facing Page and Oath or Affirmation



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Directors of the Member
Boston Partners Securities, L.L.C.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Boston Partners Securities, L.L.C. (the Company) as of December 31, 2021, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.



We have served as the Company's auditor since 2014

New York, New York
March 29, 2022

Assets

Cash	$ 9,651,678
Receivable from Parent	694,894
Other assets	120,005
Total assets	$10,466,577

Liabilities and Member's equity

Sales commissions payable	$ 348,356
Other liabilities	89,602
Total liabilities	$437,958
Member's equity	10,028,619
Total liabilities and member's equity	$10,466,577

See accompanying notes to the financial statements.

Boston Partners Securities, L.L.C.
(a Limited Liability Company)

Notes to Statement of Financial Condition

December 31, 2021

1. Organization

Boston Partners Securities, L.L.C. (the "Company"), a Delaware limited liability company, is a wholly-owned subsidiary of Boston Partners Global Investors, Inc. (the "Parent"). The Parent is a registered investment adviser under the Securities and Exchange Commission ("SEC") Investment Advisers Act of 1940 and is a wholly-owned subsidiary of ORIX Corporation Europe N.V based in the Netherlands. The Company was established as a limited purpose broker-dealer under the Securities Exchange Act of 1934 for the purpose of having registered sales representatives provide their services to the Parent. The Company is registered as a broker-dealer with the SEC in all 50 states, the District of Columbia and Puerto Rico and is also a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation. The Company does not hold customer funds or safe keep customer securities. The Company is subject to regulation by the SEC, FINRA and the various state securities regulators.

2. Summary of Significant Accounting Policies

(a) Basis of Presentation

The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), as codified in the Accounting Standards Codification ("ASC") and set forth by the Financial Accounting Standards Board ("FASB").

(b) Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingent amounts in the financial statement and accompanying notes. Management believes that the estimates utilized in preparing its financial statement are reasonable and prudent. Actual results could differ from those estimates and assumptions.

(c) Cash

The Company's cash is held by JPMorgan Chase ("JPMorgan"). The JPMorgan accounts are noninterest bearing accounts. At December 31, 2021, there were no cash equivalents.

2. Summary of Significant Accounting Policies (continued)

(d) Income Taxes

The Company's operating results are included in the federal, state and local income tax returns filed by the Parent. The Company uses the asset and liability method to provide income taxes on all transactions recorded in the consolidated Parent financial statements. Deferred tax assets and liabilities are determined based on differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities (i.e., temporary differences) and are measured at the enacted rates that will be in effect when these differences are expected to be realized. If necessary, a valuation allowance is established to reduce deferred tax assets to the amount that is more likely than not to be realized. For the year ended December 31, 2021, deferred tax asset is included in other assets in the statement of financial condition.

In order to recognize and measure our unrecognized tax benefits, management determines whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets the recognition thresholds, the position is measured to determine the amount of benefit to be recognized in the financial statements.

3. Related Party Transactions

The Company earns revenue attributable to commissionable sales of securities in accordance with placement agent agreements entered into between the Company and various hedge funds or mutual funds managed by the Parent.

Pursuant to the Service Level and Expense agreement ("Services Agreement") dated June 1, 2005 between the Company and its Parent, the Company has agreed to pay the Parent a monthly fee, which is updated no less than annually as determined by the Parent's allocation methodology, for support services, including but not limited to, finance administration, human resources, technology, and management support provided by the Parent to the Company.

Intercompany balances are settled on a periodic basis through receivable from Parent, net on the Statement of Financial Condition.

Boston Partners Securities, L.L.C.
(a Limited Liability Company)

Notes to Statement of Financial Condition

December 31, 2021

4. Risks and Uncertainties

Cash is held by one financial institution, JPMorgan. In the event that the financial institution is unable to fulfill its obligations, the Company would be subject to credit risk. Bankruptcy or insolvency may cause the Company's rights with respect to the cash held by JPMorgan to be delayed or limited. The Company monitors its risk by monitoring the credit quality of JPMorgan and its subsidiaries.

5. Employee Costs

Included in sales commissions payable are amounts owed to registered sales representatives. The Company does not directly employ any personnel; however, certain employees of the Parent are registered sales representatives of the Company for purposes of the sale and distribution of registered securities offered by the Parent through the Company.

6. Income Taxes

The Company is a single member limited liability company and, for income tax purposes, is disregarded as an entity separate from its owner, the Parent, pursuant to U.S. Income Tax Regulations Sec. 301.7701-3(b)(1)(ii). Therefore, the results of the Company's operations are included in the Parent's Federal and state and local income tax returns. However, the Parent allocates to the Company a portion of the consolidated income taxes as if the Company were a separate income taxpayer.

The temporary differences, which give rise to the Company's deferred tax assets and liabilities consisted of the following at December 31, 2021:

Deferred tax assets:

Accrued expenses	$	22,150
		22,150
Deferred tax assets before valuation allowance	$	22,150
Less: valuation allowance		−
Total deferred tax assets	$	22,150

Boston Partners Securities, L.L.C.
(a Limited Liability Company)

Notes to Statement of Financial Condition

December 31, 2021

6. Income Taxes (continued)

During the year ended December 31, 2021, the Company determined that its deferred tax assets are more-likely-than-not realizable. As such, no valuation allowance has been

As of December 31, 2021, the Company determined that it has no uncertain tax positions, penalties, nor accrued interest or penalties as defined within ASC 740-10, *Income Taxes*. The Company does not have unrecognized tax benefits. The Company does not believe that it is reasonably possible that the total unrecognized benefits will significantly increase within the next 12 months.

The federal statute of limitations runs for 3 years after the tax return is filed. The earliest federal return that is subject to tax examination is 2018. As of December 31, 2021, the Parent is currently under examination by New York City for 2016-2017. The expected impact of the examination is immaterial.

7. Commitments and Contingencies

The Company may be subject to claims as well as reviews by self-regulatory agencies arising out of the conduct of its business.

Management is not aware of any unasserted claims or assessments that would have a material adverse effect on the financial condition and the results of operations of the Company.

8. Regulatory Matters

The SEC and FINRA adopt rules and examine broker-dealers and require strict compliance with their rules and regulations. All broker-dealers have a self-regulatory organization (SRO) that is assigned by the SEC as the broker-dealer's designated examining authority ("DEA"). The DEA is responsible for examining a broker-dealer for compliance with the SEC's financial responsibility rules. FINRA is the Company's current DEA. A failure to comply with the SEC's request in a satisfactory manner may have adverse consequences, and changing the Company's DEA may entail additional regulatory costs.

Boston Partners Securities, L.L.C.
(a Limited Liability Company)

Notes to Statement of Financial Condition

December 31, 2021

9. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"). The Company computes its net capital requirements under the Basic or Aggregate Indebtedness method of Rule 15c3-1 which requires the Company to maintain minimum net capital of the greater of 6-2/3% of aggregate indebtedness or $5,000. At December 31, 2021, the Company had net capital of $9,213,720, which was $9,184,523 in excess of its minimum net capital requirement of $29,197 (6-2/3% of aggregate indebtedness). The Company's percentage of aggregate indebtedness to net capital is 4.75%.

Advances to affiliates, repayment of borrowings, dividend payments, distributions and other equity withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory bodies.

10. Fair Value of Financial Instruments

The carrying amounts reported on the statement of financial condition for cash approximate fair value based on the on-demand nature of cash. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivables and payables, are reported at their contractual amounts, which approximate fair value.

11. Subsequent Events

The Company has evaluated all subsequent events through March 29, 2022, which is the date the financial statements were issued, and has determined that no subsequent events have occurred that would require adjustment to or disclosure in the financial statement or accompanying notes.